UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

J.C. Penney Company, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

708160106

(CUSIP Number)

Roy J. Katzovicz, Esq.

Pershing Square Capital Management, L.P

888 Seventh Avenue, 42nd Floor

New York, New York 10019

212-813-3700

With a Copy to:

Stephen Fraidin, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP NO. 708160106	Page 2

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,075,771
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,075,771
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,075,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (1)
14	TYPE OF REPORTING PERSON IA

(1)	Calculated based on 219,244,826 shares of the Common Stock, 50 cents par value, of J.C. Penney Company, Inc., outstanding as of November 30, 2012, as reported in J.C. Penney Company, Inc.’s quarterly report on Form 10-Q, filed on December 4, 2012, for the quarterly period ended October 27, 2012.

13D

CUSIP NO. 708160106	Page 3

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,075,771
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,075,771
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,075,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.8%(2)
14	TYPE OF REPORTING PERSON OO

(2)	Calculated based on 219,244,826 shares of the Common Stock, 50 cents par value, of J.C. Penney Company, Inc., outstanding as of November 30, 2012, as reported in J.C. Penney Company, Inc.’s quarterly report on Form 10-Q, filed on December 4, 2012, for the quarterly period ended October 27, 2012.

13D

CUSIP NO. 708160106	Page 4

1	NAME OF REPORTING PERSON Pershing Square GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,792,205
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,792,205
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,792,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.3%(3)
14	TYPE OF REPORTING PERSON IA

(3)	Calculated based on 219,244,826 shares of the Common Stock, 50 cents par value, of J.C. Penney Company, Inc., outstanding as of November 30, 2012, as reported in J.C. Penney Company, Inc.’s quarterly report on Form 10-Q, filed on December 4, 2012, for the quarterly period ended October 27, 2012.

13D

CUSIP NO. 708160106	Page 5

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,075,771
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,075,771
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 39,075,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%(4)
14	TYPE OF REPORTING PERSON

(4)	Calculated based on 219,244,826 shares of the Common Stock, 50 cents par value, of J.C. Penney Company, Inc., outstanding as of November 30, 2012, as reported in J.C. Penney Company, Inc.’s quarterly report on Form 10-Q, filed on December 4, 2012, for the quarterly period ended October 27, 2012.

13D

CUSIP NO. 708160106	Page 6

TABLE OF CONTENTS

ITEM 1.	SECURITY AND ISSUER

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

SIGNATURES

EXHIBIT INDEX

EX-99.6

13D

CUSIP NO. 708160106	Page 7

ITEM 1.	SECURITY AND ISSUER

This amendment No. 6 to Schedule 13D (this “13D Amendment No. 6”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), filed on October 8, 2010, as amended and supplemented by amendment No. 1 (the “13D Amendment No. 1”), filed on January 25, 2011, amendment No. 2 (the “13D Amendment No. 2”), filed on February 10, 2011, amendment No. 3 (the “13D Amendment No. 3”), filed on February 25, 2011, amendment No. 4 (the “13D Amendment No. 4”), filed on August 19, 2011, and amendment No. 5 (the “13D Amendment No. 5”), filed on September 23, 2011 (the Original Schedule 13D as amended and supplemented by the 13D Amendment No. 1, the 13D Amendment No. 2, the 13D Amendment No. 3, the 13D Amendment No. 4, 13D Amendment No. 5, and this 13D Amendment No. 6, the “Schedule 13D”), by Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); PS Management GP, LLC, a Delaware limited liability company (“PS Management”); Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”); and William A. Ackman, a citizen of the United States of America (together with Pershing Square, PS Management and Pershing Square GP , the “Reporting Persons”), relating to the common stock, par value $0.50 per share (the “Common Stock”), of J.C. Penney Company, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 6501 Legacy Drive, Plano, Texas 75024-3698.

Capitalized terms not defined in this 13D Amendment No. 6 shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

In connection with the formation and capitalization of Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH”), a new fund advised by Pershing Square, the transactions set forth on Exhibit 99.6, which is incorporated by reference herein, were consummated.

As of January 3, 2013, as reflected in this Amendment No. 6, the Reporting Persons beneficially owned an aggregate of 39,075,771 shares of Common Stock, representing approximately 17.8% of the outstanding shares of Common Stock of the Issuer. The Reporting Persons also have additional economic exposure to approximately 15,969,239 notional shares of Common Stock under certain cash-settled total return swaps, bringing their total aggregate economic exposure to 55,045,010 shares of Common Stock, representing approximately 25.1% of the outstanding shares of Common Stock of the Issuer.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

References to the “Pershing Square Funds” in this Schedule 13D shall hereinafter also include reference to PSH.

In connection with the formation and capitalization of PSH, the transactions set forth on Exhibit 99.6, which is incorporated into this Item 3 by reference as if restated in full, were consummated.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5 (a) and (b) of the Schedule 13D are hereby amended and supplemented by adding the following information:

(a), (b) Based upon the Issuer’s quarterly report on Form 10-Q, filed on December 4, 2012, for the quarterly period ended October 27, 2012, there were 219,244,826 shares of the Common Stock outstanding as of November 30, 2012.

Based on the foregoing, the 39,075,771 shares of the Common Stock (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 17.8% of the shares of the Common Stock issued and outstanding.

Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

13D

CUSIP NO. 708160106	Page 8

As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of PS and PS II, Pershing Square GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 13,516,978 shares of the Common Stock held for the account of PS and the 275,227 shares of Common Stock held for the account of PS II. By virtue of William A. Ackman’s position as the Chief Executive Officer of Pershing Square and managing member of each of PS Management and Pershing Square GP, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be the beneficial owner of the Subject Shares.

As of the date hereof, none of the Reporting Persons own any shares of the Common Stock other than the Subject Shares covered in this Statement.

Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

(c) Exhibit 99.6, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock and swaps that were effected in the past sixty (60) days by the Reporting Persons for the benefit of the Pershing Square Funds. Except as set forth in Exhibit 99.6 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Certain of the swaps entered into on September 22, 2011, by certain of the Reporting Persons for the benefit of certain Pershing Square Funds as previously disclosed in this Schedule 13D, were either wholly or partially terminated as of December 31, 2012 in connection with the formation and capitalization of PSH.

On December 31, 2012, in connection with the formation and capitalization of PSH, certain of the Reporting Persons entered into new swaps for the benefit of certain Pershing Square Funds. Under the terms of the swaps, (i) the relevant Pershing Square Funds will be obligated to pay to the bank counterparty any negative price performance of the 15,969,239 notional number of shares of Common Stock subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the bank counterparty will be obligated to pay the relevant Pershing Square Funds any positive price performance of the 15,969,239 notional number of shares of Common Stock subject to the swaps as of the expiration date of the swaps. Any dividends received by bank counterparty on such notional shares of Common Stock during the term of the swaps will be paid to the relevant Pershing Square Funds. All balances will be settled in cash. The Pershing Square Funds’ counterparties for the swaps include entities related to UBS, AG. The swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any Common Shares that may be referenced in the swap contracts or Common Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.6 Trading Data

13D

CUSIP NO. 708160106	Page 9

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2013

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC,
its General Partner

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By:	/s/William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement*

Exhibit 99.2	Trading Data*

Exhibit 99.3	Letter Agreement*

Exhibit 99.4	Stockholders Agreement*

Exhibit 99.5	Second Stockholders Agreement*

Exhibit 99.6	Trading Data

*	Previously Filed